









FORM C Electronic Signature on Behalf of BlueHollar, LLC.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BlueHollar, LLC

By: ___________________________

Signature

Title: CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Kalen Barker
____

Print Name

CEO

____

Signature

CEO

3-15-17
____

Date

BRYANT CALLAHAN
____

Print Name

Principal Financial Officer/Treasurer, Principal Accounting Officer/Comptroller

____

Signature
Principal Financial Officer/Treasurer, Principal
Accounting Officer/Comptroller

3-13-17

Date